Exhibit 21.1
ASSOCIATED MATERIALS, LLC
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Jurisdiction
Alside, Inc.	Delaware, United States
Gentek Holdings, LLC	Delaware, United States
Gentek Building Products, Inc.	Delaware, United States
Gentek Building Products Limited	Ontario, Canada